UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

We refer to the CVM Letter 3354/2014-SAE of October 31, 2014, through which clarifications were requested to Telefônica Brasil S.A. (“Company”) regarding the content of the news published by the newspaper “Folha de São Paulo” on October 31, 2014 under the title “Claro, Vivo and Oi closed a deal to buy TIM”, as well as other information deemed important.

Reaffirming our earlier manifestation, the Company states that it is unaware of the existence of an agreement on the terms mentioned by the newspaper “Folha de São Paulo” and that is not involved in any discussions related to this topic. In this sense, the Company is not able to comment on the content of the news published.

Telefônica reinforces its commitment to promptly inform its shareholders and the market in general about the existence of any fact considered relevant, in accordance with legislation and regulations.

São Paulo, October 31, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 31, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director